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I. General Identifying Information

1.

Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]

Merger

[ ]

Liquidation

[ ]

Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]

Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund: First Funds Core Equity Portfolio Class I, A, B and C; First Funds Capital Appreciation Portfolio Class I and B; First Funds Intermediate Bond Portfolio Class I, A, B and C; First Funds Tennessee Tax-Free Portfolio; First Funds U.S. Government Money Market Portfolio Class I and C; First Funds Municipal Money Market Portfolio Class I and C; First Funds Cash Reserve Portfolio Class I and C

3.

Securities and Exchange Commission File No.: 811-  06589

4.

Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application

[ ]

Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

6.

Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:  Baker, Donelson, Bearman, Caldwell & Berkowitz PC, Streetaddress165 Madison Avenue, 22nd Floor,

 CityCityplaceMemphis, StateTennessee  PostalCode38103; 901.526.2000; Attn: PersonNameDesiree Franklin, Esq.

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

First Tennessee Bank National Association, Attn: PersonNameKaren Kruse, Streetaddress530 Oak Court Drive, StreetaddressStreetaddressSuite 200, CityCityplaceMemphis, StateTennessee PostalCode38117

NOTE:

Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.

Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

[X] Open-end

[ ]

Closed-end

10.

State law under which the fund was organized or formed (e.g., StateDelaware, StateMassachusetts):  StateplaceMassachusetts

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

First Funds Core Equity Portfolio:

Adviser:

First Tennessee Advisory Services, a division of First Tennessee Bank N.A., Streetaddress530 Oak Court Drive, CityCityplaceMemphis, StateTN  PostalCode38117

Sub-Adviser:

Highland Capital Management Corp., StreetaddressStreetaddress6077 Primacy Parkway, Suite 228, CityMemphis, StateTN  PostalCode38117

First Funds Capital Appreciation Portfolio

Co-Advisers:

First Tennessee Advisory Services, a division of First Tennessee Bank N.A., Streetaddress530 Oak Court Drive, CityplaceCityMemphis, StateTN  PostalCode38117

Delaware Management Co, StreetaddressStreetaddress2005 Market Street, CityPhiladelphia, StatePA  PostalCode19101

First Funds Intermediate Bond Portfolio:

First Funds StateplaceTennessee Tax-Free Portfolio:

Adviser:

First Tennessee Advisory Services, a division of First Tennessee Bank N.A., Streetaddress530 Oak Court Drive, CityCityplaceMemphis, StateTN  PostalCode38117

Sub-Adviser:

Martin & Co., StreetaddressTwo Centre Square, Suite 200, StreetaddressStreetaddress625 Gay Street, CityKnoxville, StateTN  PostalCode37902

First Funds country-regionplaceU.S. Government Money Market Portfolio:

First Funds Municipal Money Market Portfolio:

First Funds Cash Reserve Portfolio:

Co-Investment Advisers:

First Tennessee Advisory Services, a division of First Tennessee Bank N.A., country-regionaddressStreet530 Oak Court Drive, country-regionCityplaceCityMemphis, country-regionStateTN  country-regionPostalCode38117

BlackRock Institutional Management Corp., addresscountry-regionaddressStreetStreet400 Bellvue Parkway, country-regionCityWilmington, country-regionStateDE  country-regionPostalCode19809

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:  ALPS Distributors Inc., 1625 Broadway, Suite

  2200, country-regionCityplaceCityDenver, StateColorado  PostalCode80202

13.

If the fund is a unit investment trust (“UIT”) provide: N/A

(a)

Depositor’s name(s) and address(es):

(b)

Trustee’s name(s) and address(es):

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes

[X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.

(a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes

[ ] No

If Yes, state the date on which the board vote took place:  September 9, 2005

If No, explain:

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes

[ ] No

If Yes, state the date on which the shareholder vote took place:  June 2, 2005

If No, explain:

II. Distributions to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes

[ ] No

(a)

If Yes, list the date(s) on which the fund made those distributions:  Record Date May 30, 2006; Ex-Div Date May 31, 2006; Payable Date June 1, 2006; Daily Dividends Paid June 2, 2006

(b)

Were the distributions made on the basis of net assets?

[ ] Yes

[X] No

(c)

Were the distributions made pro rata based on share ownership?

[X] Yes

[ ] No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Conversion Ratios were calculated by dividing the applicable First Funds Net Asset Value by the applicable Goldman Sachs Fund Net Asset Value.

Core Equity Portfolio

Institutional Class

0.5083167080

Class A

0.5174451160

Class B

0.5255416810

Class C

0.4885937000

Capital Appreciation Portfolio

Institutional Class

0.8121192050

Class A

0.8121629020

Class B

0.8497776130

Class C

0.7496714580

Intermediate Bond Portfolio

Institutional Class

1.0168898040

Class A

1.0196483970

Class B

1.0210961740

Class C

1.0219544980

placeStateTennessee Tax-Free Portfolio

Institutional Class

0.9842100000

Class A

0.9861700000

Class B

0.9844300000

Class C

0.9850800000

Cash Reserves Portfolio

Institutional Class

1.0000000000

Class C

1.0000000000

placecountry-regionU.S. Government Money Market Portfolio

Institutional Class

1.0000000000

Class C

1.0000000000

Municipal Money Market Portfolio

Institutional Class

1.0000000000

Class C

1.0000000000

(e)

Liquidations only:

Were any distributions to shareholders made in kind?  N/A

[ ] Yes

[ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.

Closed-end funds only:

 Has the fund issued senior securities?  N/A

[ ] Yes

[ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.

Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes

[ ] No

If No,

(a)

How many shareholders does the fund have as of the date this form is filed?

(b)

Describe the relationship of each remaining shareholder to the fund:

19.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes

[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.

Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes

[X] No

If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)

Why has the fund retained the remaining assets?

(c)

Will the remaining assets be invested in securities?

[ ] Yes

[ ] No

21.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes

[X] No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

(b)

How does the fund intend to pay these outstanding debts or other liabilities?

IV.

Information About Event(s) Leading to Request For Deregistration

22.

(a)

List the expenses incurred in connection with the Merger or Liquidation:

(i)

Legal expenses:  $687,002.63

(ii)

Accounting expenses:  $9,400.00

(iii)

Other expenses (list and identify separately):  Misc. $93,520.80; Trustee Expenses $45,231.05; Independent Fiduciary $50,000.00; Independent Counsel $81,166.80

(iv)

Total expenses (sum of lines (i)-(iii) above):  $966,321.28

(b)

How were those expenses allocated?  Funds did not pay merger related expenses

(c)

Who paid those expenses?  First Tennessee Bank / Goldman Sachs

(d)

How did the fund pay for unamortized expenses (if any)?  N/A

23.

Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes

[X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.

Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative proceeding?

[ ] Yes

[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes

[X] No

If Yes, describe the nature and extent of those activities:

VI.

Mergers Only

26.

(a)

State the name of the fund surviving the Merger:  Goldman Sachs Trust

(b)

State the Investment Company Act file number of the fund surviving the Merger: 811-  5349

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:  File No. 333-130837, N14AE dated December 22, 2005, and filed January 13, 2006; Amended and Restated Agreement and Plan of Reorg. Dated April 7, 2006,

  filed April 11, 2006, on form 485BPOS, File No. 333-130837

(d)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of  First Funds Core Equity Portfolio Class I, A, B and C; First Funds Capital Appreciation Portfolio Class I and B; First Funds Intermediate Bond Portfolio Class I, A, B and C; First Funds Tennessee Tax-Free Portfolio; First Funds U.S. Government Money Market Portfolio Class I and C; First Funds Municipal Money Market Portfolio Class I and C; First Funds Cash Reserve Portfolio Class I and C, (ii) he or she is the Secretary  of  First Funds Core Equity Portfolio Class I, A, B and C; First Funds Capital Appreciation Portfolio Class I and B; First Funds Intermediate Bond Portfolio Class I, A, B and C; First Funds Tennessee Tax-Free Portfolio; First Funds U.S. Government Money Market Portfolio Class I and C; First Funds Municipal Money Market Portfolio Class I and C; First Funds Cash Reserve Portfolio Class I and C, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Tané T. Tyler

Tané T. Tyler, Secretary